Exhibit 99.1

ASX/Media Release

Immutep Granted New Patents in Japan and South Korea for

First-in-Class LAG-3 Candidate, Eftilagimod Alpha

in Chemo-Immunotherapy Combination

SYDNEY, AUSTRALIA – 9 November 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease, is pleased to announce the grant of two new patents (numbers 7160345 and 10-2441425) entitled “Combined Preparations for the Treatment of Cancer” by the Japanese Patent Office and South Korean Patent Office, respectively.

These new patents in Japan and South Korea were filed as divisional applications. They follow the grant of the Japanese parent patent and corresponding patents in the United States, Europe, China and Australia, as announced in 2019 through 2021.

The patents protect Immutep’s intellectual property relating to combination preparations comprising lead active immunotherapy candidate eftilagimod alpha (“efti”) and a chemotherapy agent which is oxaliplatin, carboplatin, or topotecan. The combination type patent claims are written in multiple formats to maximise the scope of protection and the expiry date of both patents is 19 December 2034.

Immutep CEO Marc Voigt, commented: “We continue to invest in building a moat around efti, which is a very unique biomolecule. These new patents are notable because this family of patents protects a component of the triple combination therapy being evaluated in our INSIGHT-003 clinical trial. We also have other families of patents and patent applications which add to the protective moat around this triple combination. INSIGHT-003 is being conducted in collaboration with Professor Salah-Eddin Al-Batran and the Institute of Clinical Cancer Research IKF in Frankfurt, and importantly reports first efficacy data at SITC 2022.”

“Close alignment of our intellectual property, R&D and business development strategies continues to be a priority for the business as we push towards late-stage development and commercialisation of efti in multiple settings,” he said.

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 clinical stage candidate that is a first-in-class antigen presenting cell (APC) activator for the treatment of cancer, capitalising on LAG-3’s unique characteristics to stimulate both innate and adaptive immunity. Efti binds to and activates antigen presenting cells via MHC II molecules leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and HER2–/HR+ metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical stage biotechnology company leading the development of LAG-3 related immunotherapy products for the treatment of cancer and autoimmune disease. The Company is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig) that is a first-in-class antigen presenting cell (APC) activator being evaluated in multiple clinical trials for cancer. The Company is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 product candidates, including antibodies for immune response modulation, are licensed to and being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (917) 679 9282; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889